Mail Stop 4561

September 25, 2006

Kyu Sul Choi
So-Hyun Park
IR Team
Kookmin Bank
36-3, Yeoido-dong
Yeongdeungpo-gu
Seoul 150-758, Korea

> **Re:** **Kookmin Bank**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **File No. 001-15258**

Dear Mr. Choi and Ms. Park:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005:

Consolidated Financial Statements

Note 31 – Derivative Instruments and Hedging Activities, page F-61

1. We note your disclosure that you applied fair value hedge accounting exclusively for interest rate swap transactions that qualified for the shortcut method of hedge accounting. Please quantify for us the notional amounts and fair values of derivatives which you determined to qualify for the shortcut method of hedge accounting as of December 31, 2003, 2004 and 2005.

2. We note your disclosure that you present fair value disclosures about derivatives used for trading purposes and for non-trading purposes that do not qualify for hedge accounting treatment. Please revise your future filings to present fair value disclosures about your derivatives that qualify for hedge accounting treatment, as required by paragraph 532 of SFAS 133.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Komar (Staff Accountant) at (202) 551-3781 or me at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Amit Pande
Assistant Chief Accountant